UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(June 30, 2008)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Diversinet set to expand global presence, Wahbe exercises 2,300,000 share purchase warrants

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: June 30, 2008

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

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Diversinet Corp. Set To Expand Global Presence

Wahbe exercises 2,300,000 share purchase warrants

TORONTO, Canada, June 30, 2008 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of wireless data security infrastructure products and services, is pleased to announce that Albert Wahbe, CEO and Chairman has exercised 2,300,000 share purchase warrants for gross proceeds of US$1,725,000.

 We intend to use the new funds to continue our research and development programs and expand our sales and service activities using Direct Sales Representatives/Resellers and Agents in targeted geographic locations to provide global sales/service coverage for our Authentication/Security Products and Business Application for Health Care and Financial Services.

The global geographic sales locations will be in:

-Dubai: Coverage for the Middle East.

-Hong Kong: Coverage for Asia.

-London/England: Coverage for Europe.

-USA: Coverage across the USA.

-Toronto/Canada: Head Offices: Coverage for Canada & Caribbean.

-Sao Paulo: Coverage for Brazil.

-Santiago/Chile & Mexico City: Coverage for (Spanish) Latin America.

Albert Wahbe, CEO and Chairman stated “We are aggressively expanding our global sales and service capabilities to significantly increase our revenue opportunities and continue to enhance our long term shareholder value.”

Albert E. Wahbe exercised 2,300,000 share purchase warrants into common shares.  Prior to the completion of this transaction, Mr. Wahbe beneficially owned 5,225,000 common shares, representing approximately 12% of all issued and outstanding shares of Diversinet.  As a result of exercising 2,300,000 share purchase warrants, Mr. Wahbe, beneficially owns, as of June 30, 2008, a total of 7,525,000 common shares and options convertible into 1,600,000 common shares, together representing approximately 19.3% of the issued and outstanding common shares of Diversinet, presuming the exercise of such options.  After completion of the exercise of share purchase warrants, there are 45,617,783 shares issued and outstanding and 54,834,500 shares on a fully diluted basis.

Mr. Wahbe currently has no intention of increasing his ownership in the common shares of Diversinet other than pursuant to his employment agreement and through the exercise of existing options.  Mr. Wahbe has an office at Diversinet at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5.

About Diversinet

Diversinet Corp. (TSXV: DIV, OTCBB: DVNTF) is a leading provider of wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable; end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective solutions to mobilize personal health records, financial services transactions and identity protection management.

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The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

Contacts:

Diversinet Corp.

David Hackett

Chief Financial Officer

416-756-2324 ext. 275

dhackett@diversinet.com